SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

January 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 032359309	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,252,013
	8	SHARED VOTING POWER 27,524,562
	9	SOLE DISPOSITIVE POWER 17,352,013
	10	SHARED DISPOSITIVE POWER 27,524,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,776,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,438,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,438,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,438,408
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,596,463
	8	SHARED VOTING POWER 15,504,562
	9	SOLE DISPOSITIVE POWER 6,596,463
	10	SHARED DISPOSITIVE POWER 15,504,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,101,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 8 Pages

Explanatory Note

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) amends Amendment No. 12 to Schedule 13D (“Amendment No. 12”), which was filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2017, which Amendment No. 12 amended and restated in its entirety the Schedule 13D and amendments thereto filed by Barry D. Zyskind, George Karfunkel and Leah Karfunkel (collectively, the “Group”), with respect to the common stock, $0.01 par value per share (the “Shares”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 13 relates to the proposal by private equity funds managed by Stone Point Capital LLC (“Stone Point”) and the Group to acquire all of the outstanding Shares not beneficially owned or controlled by the Group as further described in Item 4 below. Except as set forth below, all previous Items and disclosure set forth in Amendment No. 12 are unchanged.

Item 3.	Source of Funds

Item 3 of Schedule 13D is amended by inserting the following at the end of such Item:

“The Group estimates that the aggregate consideration required to acquire the Shares not owned or controlled by the Group in the proposed transaction described in Item 4 below would be approximately $1.1 billion. The source of funds to acquire such Shares in connection with the proposed transaction would be private funds of the members of the Group and committed capital of a fund managed by Stone Point.”

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is amended and restated in its entirety as follows:

“The Group acquired the Shares for investment purposes. Mr. Zyskind is the Chairman of the Board, President and CEO of the Issuer and George Karfunkel and Leah Karfunkel are Directors of the Issuer. As such, they participate in the planning and decisions of the Board of Directors and management of the Issuer and in such capacity may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the members of the Group deem material, they may purchase additional Shares or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Shares or other securities of the Issuer that they now beneficially own or may hereafter acquire.

On January 9, 2018, Stone Point and the Group sent a non-binding proposal to the Board of Directors of the Issuer stating that they propose to acquire all of the outstanding Shares that the Group does not currently own or control for $12.25 per Share in cash (the “Proposal”) and on January 9, 2018 issued a related press release publicly disclosing the Proposal. A copy of the Proposal and press release are filed herewith as Exhibits 99.3 and 99.4, respectively, and are incorporated by reference into this Item 4.

CUSIP No. 032359309	13D	Page 6 of 8 Pages

Stone Point and the Group indicated in the Proposal that they expect that a special committee consisting of independent members of the Board of Directors of the Issuer will consider the Proposal and make a recommendation to the Board of Directors of the Issuer, and that such special committee would retain its own independent legal and financial advisors to assist the special committee in its review of the proposed transaction. Stone Point and the Group also stated in the Proposal that they will not proceed with the proposed transaction unless it is approved by such special committee, and that the proposed transaction will also be subject to a non-waivable condition requiring approval by holders of a majority of the Shares not owned or controlled by the Group, senior management or their respective affiliates and associates. Stone Point and the Group have requested that the Board of Directors of the Issuer agree to allow them to speak with other stockholders that are related to or associated with the members of the Group about rolling over such other stockholders’ Shares in connection with the proposed transaction. Stone Point and the Group have also requested that the Board of Directors of the Issuer agree to allow them to speak with other third-party financing sources regarding such other third-party financing sources potential equity participation in the proposed transaction.

The Proposal may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Shares from Nasdaq and the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

No assurances can be given that the proposed transaction will be consummated. Each of Stone Point and the Group reserves the right to modify or withdraw the Proposal at any time and in any manner, and the Proposal provides that no legally binding obligation with respect to the Proposal or the proposed transaction will arise unless and until the relevant parties enter into mutually acceptable definitive documentation.

Other than as set forth above or in the Proposal, the Group does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The members of the Group will, however, continue to review their investments in the Issuer and, depending upon market conditions and other factors that the members of the Group deem material, the members of the Group reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

The summary above is qualified in its entirety by reference to the Proposal attached as Exhibit 99.3 hereto.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is amended by inserting the following at the end of such Item 5:

CUSIP No. 032359309	13D	Page 7 of 8 Pages

“Stone Point has informed the Group that it does not beneficially own any Shares and that Stone Point disclaims beneficial ownership of Shares beneficially owned or controlled by the Group.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended by inserting the following at the end of such Item 6:

“On January 9, 2018, Stone Point and the Group entered into a Joint Bidding Agreement (the “Agreement”), which sets out the terms upon which the parties thereto would make the Proposal. A copy of the Agreement is filed herewith as Exhibit 99.5 and is incorporated by reference into this Item 6. The Agreement specifies, among other things, that Stone Point and the Group will cooperate in good faith and work exclusively regarding a potential transaction and provides, under certain circumstances, for one party to reimburse the other party for its expenses. The summary of the Agreement above is qualified in its entirety by reference to the Agreement attached as Exhibit 99.5 hereto.

Other than as set forth above in Item 4 or Item 6 of this Schedule 13D and with respect to the agreements described in this Schedule 13D, to the knowledge of the Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Group, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is amended by inserting the following at the end of such Item:

99.3	Proposal, dated January 9, 2018
99.4	Press Release, dated January 9, 2018
99.5	Joint Bidding Agreement, dated January 9, 2018

CUSIP No. 032359309	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2018

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel